                                        [LOGO]

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For   JULY 23,                                              1998
    --------------------------------------------------------

                                QUEBECOR PRINTING INC.
--------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                        (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -------                                      -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -------                 -------

                                        [LOGO]


                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


July 23, 1998 (# 19\98)

                                        [LOGO]
                                     [LETTERHEAD]

July 23, 1998                                                              19/98
FOR IMMEDIATE RELEASE                                                Page 1 of 2


QUEBECOR PRINTING'S SECOND QUARTER EARNINGS PER SHARE UP 15% TO US $.31

MONTREAL - Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI) announced today second quarter 1998 earnings attributable to equity shareholders of US $36 million, an increase from US $31 million for the same period in 1997. After preference share dividends, earnings per share increased 15% to US $.31 from US $.27 in 1997. Revenues increased 6% to US $890 million, compared to US $837 million in 1997.

For the six months ended June 30, 1998, net income attributable to equity shareholders rose to US $54 million from US $48 million last year. After preference share dividends, earnings per share increased 12% to US $.47 from US $.42 in 1997. Revenues for the period were US $1.8 billion, up 9% from US $1.6 billion last year.

US operations reported a 19% increase in operating income in part due to the strong performance of acquisitions and of plants where retooling is complete. Facilities still undergoing retooling had a negative effect as did the Book Group operations, where revenues were down slightly.

Charles G. Cavell, President and Chief Executive Officer said, "Our second quarter has been rewarding in many ways. Our acquisition of Scandinavia's largest printer will, once completed, expand our position in Europe by 30%. In addition, the planned benefits of our US retooling are beginning to come to fruition as is our strategy of global procurement."

The Board of Directors declared a dividend of US $0.06 per share on the Multiple Voting Shares and Subordinate Voting Shares. This dividend is payable on September 1, 1998 to shareholders of record at the close of business on August 10, 1998. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferance Shares. This dividend is payable on September 1, 1998 to shareholders of record at the close of business on August 10, 1998.

Quebecor Printing Inc., a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, directories, related services, CD-ROM mastering and replicating as well as checks, bonds and banknotes. The Company has over 27,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Chile, Argentina, Peru, Mexico and India.
                                        -30-
FOR MORE INFORMATION:

 Guy Turgeon                                  John Paul Macdonald
 Vice President and Chief Financial Officer   Director Corporate Communications
 (800) 567-7070                               (800) 567-7070
 (514) 954-0101                               (514) 954-0101

                                        [LOGO]
                                     [LETTERHEAD]
July 23, 1998                                                              19/98
FOR IMMEDIATE RELEASE                                                Page 2 of 2
(In millions of US dollars, except per share data)


                                                                          3 MONTHS                                6 MONTHS
                                                                  1998        1997       CHANGE        1998         1997    CHANGE
                                                              ----------------------------------   --------------------------------
SEGMENTED INFORMATION
REVENUES

United States. . . . . . . . . . . . . . . . . . . . .           511.2       488.2         4.7%      1040.4        943.3     10.3%
Canada . . . . . . . . . . . . . . . . . . . . . . . .           205.4       188.3         9.1%       389.3        372.4      6.9%
Europe . . . . . . . . . . . . . . . . . . . . . . . .           153.6       157.6        (2.5%)      297.7        303.0     (1.8%)
International. . . . . . . . . . . . . . . . . . . . .            20.0         2.5                     35.7          4.7

OPERATING INCOME

United States. . . . . . . . . . . . . . . . . . . . .            42.0        35.2        19.3%        70.6         60.1     17.6%
Canada . . . . . . . . . . . . . . . . . . . . . . . .            17.9        16.9         5.7%        28.7         30.6     (6.5%)
Europe . . . . . . . . . . . . . . . . . . . . . . . .             9.4        11.8       (20.5%)       15.9         15.1      5.5%
International. . . . . . . . . . . . . . . . . . . . .             2.2         0.4                      3.7          0.9

OPERATING MARGIN

United States. . . . . . . . . . . . . . . . . . . . .            8.2%        7.2%                     6.8%         6.4%
Canada . . . . . . . . . . . . . . . . . . . . . . . .            8.7%        9.0%                     7.2%         8.2%
Europe . . . . . . . . . . . . . . . . . . . . . . . .            6.1%        7.5%                     5.3%         5.0%
International. . . . . . . . . . . . . . . . . . . . .           10.8%       14.6%                    10.5%        19.0%

CONSOLIDATED RESULTS

Revenues . . . . . . . . . . . . . . . . . . . . . . .           890.2       836.6         6.4%      1772.1       1623.4      9.2%
Operating income before depreciation & amortization. .           129.3       117.4        10.1%       232.6        210.5     10.5%
Operating income . . . . . . . . . . . . . . . . . . .            71.5        64.3        11.1%       118.9        106.7     11.5%
Net Income . . . . . . . . . . . . . . . . . . . . . .            38.9        31.0        25.6%        59.6         48.1     13.2%
Net Income attributable to Equity Shareholders . . . .            36.4        31.0        17.2%        54.4         48.1     13.2%

INCOME AS % OF REVENUES

Operating income before depreciation & amortization. .           14.5%       14.0%                    13.1%        13.0%
Operating income . . . . . . . . . . . . . . . . . . .            8.0%        7.7%                     6.7%         6.6%

PER SHARE DATA ($ US)

Cash provided by operations. . . . . . . . . . . . . .           $0.88       $0.80                    $1.57        $1.44
Net Income . . . . . . . . . . . . . . . . . . . . . .           $0.31       $0.27                    $0.47        $0.42

PER SHARE DATA ($ CDN )*

Cash provided by operations. . . . . . . . . . . . . .           $1.28       $1.12                    $2.26        $1.99
Net Income . . . . . . . . . . . . . . . . . . . . . .           $0.46       $0.37                    $0.68        $0.57

REVENUES BY PRODUCT SEGMENT (%)

Magazines. . . . . . . . . . . . . . . . . . . . . . .           29.3%       28.6%                    29.0%        29.0%
Inserts and circulars. . . . . . . . . . . . . . . . .           19.0%       20.2%                    19.4%        18.8%
Catalogs . . . . . . . . . . . . . . . . . . . . . . .           15.8%       12.4%                    15.9%        14.0%
Books. . . . . . . . . . . . . . . . . . . . . . . . .           13.4%       15.3%                    13.9%        15.7%
Specialty Printing . . . . . . . . . . . . . . . . . .           10.2%       11.1%                    10.4%        10.7%
Directories. . . . . . . . . . . . . . . . . . . . . .            5.3%        5.6%                     4.9%         4.9%
Related Services and CD-ROM. . . . . . . . . . . . . .            4.5%        4.7%                     4.5%         4.8%
Checks, Bonds and Banknotes. . . . . . . . . . . . . .            2.5%        2.1%                     2.0%         2.1%



* For reference only - subject to fluctuations of the exchange rate.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)


------------------------------------------------------------------------------------------
                                                     JUNE 30    December 31        June 30
                                                        1998           1997           1997
                                                  (UNAUDITED)      (audited)    (unaudited)
------------------------------------------------------------------------------------------
ASSETS

Current assets :
   Cash                                             $  1,819         $  380       $  1,218
   Trade receivables                                 569,947        683,840        530,839
   Inventories                                       244,780        253,228        214,089
   Prepaid expenses                                   26,149         20,907         27,551
------------------------------------------------------------------------------------------
                                                     842,695        958,355        773,697

Fixed assets                                       3,035,442      2,887,510      2,637,653
   less accumulated depreciation                     927,122        843,131        753,188
------------------------------------------------------------------------------------------
                                                   2,108,320      2,044,379      1,884,465

Goodwill                                             379,156        383,801        335,685

Other assets                                          93,230         89,003         83,560
------------------------------------------------------------------------------------------

                                                $  3,423,401   $  3,475,538   $  3,077,407
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Bank indebtedness                               $  19,948      $  18,984       $  6,209
   Trade payables and accrued liabilities            507,972        635,050        490,055
   Income and other taxes                             32,017         32,993         24,734
   Current portion of long-term debt
     and convertible debentures                       40,347         52,019         37,821
------------------------------------------------------------------------------------------
                                                     600,284        739,046        558,819

Long-term debt                                       953,177        913,269        952,185

Other liabilities                                    119,408        114,065        122,801

Deferred income taxes                                206,750        195,005        188,260

Convertible debentures                                57,414         60,021         75,549

Non-controlling interest                              16,869         17,792         14,519

Shareholders' equity :
   Capital stock                                     897,000        896,001        683,499
   Contributed surplus                                88,737         88,737         88,737
   Retained earnings                                 548,463        508,514        442,004
   Translation adjustment                            (64,701)       (56,912)       (48,966)
------------------------------------------------------------------------------------------
                                                   1,469,499      1,436,340      1,165,274
------------------------------------------------------------------------------------------

                                                $  3,423,401   $  3,475,538  $  3,077,407
 ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

---------------------------------------------------------------------------------------------------------
                                                        Three months ended             Six months ended
                                                              June 30                       June 30
                                                        1998           1997           1998           1997
                                                           (Unaudited)                    (Unaudited)
---------------------------------------------------------------------------------------------------------
REVENUES                                          $  890,171     $  836,553   $  1,772,050   $  1,623,410
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES :

Operating costs                                      760,825        719,114      1,539,440      1,412,863
Depreciation and amortization                         57,873         53,109        113,669        103,872
---------------------------------------------------------------------------------------------------------

                                                     818,698        772,223      1,653,109      1,516,735
---------------------------------------------------------------------------------------------------------

OPERATING INCOME                                      71,473         64,330        118,941        106,675

Financial expenses                                    15,264         16,047         30,412         32,135
---------------------------------------------------------------------------------------------------------

                                                      56,209         48,283         88,529         74,540

Income taxes                                          16,800         16,739         27,886         25,981
---------------------------------------------------------------------------------------------------------

                                                      39,409         31,544         60,643         48,559

Non-controlling interest                                 461            526          1,006            491
---------------------------------------------------------------------------------------------------------

NET INCOME                                            38,948         31,018         59,637         48,068

Dividends on preferred shares                          2,595              -          5,221              -

NET INCOME ATTRIBUTABLE
TO EQUITY SHAREHOLDERS                             $  36,353      $  31,018      $  54,416      $  48,068
---------------------------------------------------------------------------------------------------------



EARNINGS PER SHARE                                   $  0.31        $  0.27        $  0.47        $  0.42
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------

AVERAGE NUMBER OF EQUITY SHARES
   OUTSTANDING (IN THOUSANDS)                        115,685        115,574        115,649        115,558
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------



QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(IN THOUSANDS OF US DOLLARS)


---------------------------------------------------------------------------
                                                        Six months ended
                                                             June 30
                                                        1998           1997
                                                           (Unaudited)
---------------------------------------------------------------------------
Cash provided by (used for):

OPERATIONS:

Net income                                         $  59,637      $  48,068
Items not involving cash:
   Depreciation and amortization                     113,669        103,872
   Deferred income taxes                              11,803         10,475
   Non-controlling interest                            1,006            491
   Other                                               1,241          4,072
---------------------------------------------------------------------------
                                                     187,356        166,978
Changes in non-cash operating working capital         (6,756)       (26,789)
---------------------------------------------------------------------------

                                                     180,600        140,189
---------------------------------------------------------------------------

FINANCING:

Net proceeds from issuance of capital stock              999            476
Net increase of long-term debt                        36,558        164,308
Dividends                                            (13,882)       (12,713)
Dividends paid to preferred shareholders              (5,806)            -
Dividends paid to non-controlling shareholders        (1,395)          (854)
Translation adjusment                                   (584)        (5,409)
---------------------------------------------------------------------------

                                                      15,890        145,808
---------------------------------------------------------------------------

INVESTMENTS:

Business acquisitions, net of cash position          (14,974)      (153,510)
Additions to fixed assets                           (177,855)      (141,468)
Increase in other assets                             (13,055)        (4,180)
Other                                                  9,869          7,364
---------------------------------------------------------------------------

                                                    (196,015)      (291,794)
---------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH POSITION                     475         (5,797)

Cash position at beginning                           (18,604)           806
---------------------------------------------------------------------------

CASH POSITION AT END                              $  (18,129)     $  (4,991)
---------------------------------------------------------------------------
---------------------------------------------------------------------------


REPRESENTED BY :
   Cash                                             $  1,819       $  1,218
   Bank indebtedness                                 (19,948)        (6,209)
---------------------------------------------------------------------------
                                                  $  (18,129)     $  (4,991)
---------------------------------------------------------------------------
---------------------------------------------------------------------------


                                        [LOGO]



                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   QUEBECOR PRINTING INC.



                                   By:  (s)    PHILIPPE MONTEL
                                        -----------------------------------
                                   Name:     Philippe Montel
                                   Title:    Vice President, Legal Affairs
                                             and Secretary




Date: JULY 23, 1998